Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 23, 2021, messages were sent via email to certain holders of record of common stock of Apex Technology Acquisition Corporation (the “Company”) by the Company, in order to encourage such holders to vote in the Company’s upcoming special meeting of stockholders to be held on June 30, 2021. The following is a form of those email messages.

Dear [Shareholder],

I want to personally reach out to you as a valued Apex Technology shareholder.

As you likely know, we have started the proxy solicitation process for the proposed combination of Apex with AvePoint and I am writing to ask you to VOTE NOW.

Apex and AvePoint will donate $1 for every shareholder who votes before June 30, up to $100,000 total, to Girls Who Code.

To make this process as easy as possible, you can respond to this email with “Yes, I vote FOR all the proposals” and we will ensure your vote is counted and your voice heard!

I, [Shareholder Name], located on [Shareholder Address], would like to vote all our shares in favor of all the proposals at the Apex Technology Acquisition Corporation special meeting, to be held on June 30, 2021.

Thank you.

***

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Apex Technology Acquisition Corporation (“APXT”) and AvePoint, Inc. (“AvePoint”). In connection with the proposed transaction, APXT has filed a registration statement on Form S-4 with the SEC, which also includes a document that serves as a prospectus and proxy statement of APXT, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent all APXT shareholders. APXT will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of APXT are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by APXT through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

APXT and its directors and officers may be deemed participants in the solicitation of proxies of APXT’s shareholders in connection with the proposed transaction. APXT’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of APXT in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.